Exhibit 21 — List of Subsidiaries
AbTech Industries, Inc., a Delaware corporation, approximately 82% of the common stock of which is owned by Abtech Holdings, Inc.
Environmental Security Corporation, a Delaware corporation, a wholly owned subsidiary of AbTech Industries, Inc.

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